UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form N-8F
    Application for Deregistration of Certain Registered Investment Companies


I.   General Identifying Information

1. Reason fund is applying to deregister (check only one: for descriptions, see Instruction 1 above):

     [ ]  Merger

     [x]  Liquidation (see response to question 15(b))

     [ ]  Abandonment of Registration
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]  Election of status as a Business Development Company
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: Credit Suisse WorldPerks Tax Free Money Market Fund, Inc.

3.   Securities and Exchange Commission File Nos.: 33-359805; 811-08901


4.   Is this an initial Form N-8F or an amendment to previously filed Form N-8F?

     [ ]  Initial Application      [X]  Amendment


5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     466 Lexington Avenue, New York, NY 10017

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     J. Kevin Gao, Esq.
     Willkie Farr & Gallagher
     787 Seventh Avenue
     New York, New York 10019-6099
     (212) 728-8966

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     Hal Liebes, Esq.
     Credit Suisse Asset Management, LLC
     466 Lexington Avenue
     New York, New York 10017
     (212) 875-3779

     Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X]  Management Company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X]  Open-end       [ ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     Credit Suisse Asset Management, LLC (and its predecessor)
     466 Lexington Avenue
     New York, New York 10017

     Blackrock Institutional Management Corporation
     400 Bellevue Parkway
     Wilmington, DE  19809

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Credit Suisse Asset Management Securities, Inc. (and its predecessor) 466 Lexington Avenue
     New York, New York 10017

     Provident Distributors, Inc.
     Four Falls Corporate Center
     West Conshohocken, PA 19428-2961

13.  If the fund is a unit investment trust ("UIT") provide: N/A

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]  Yes       [X]  No

     If Yes, for each UIT state:

          Name(s):

          File No.: 811-______

          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes       [ ]  No

          If Yes, state the date on which board vote took place: February 12,
          2002

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [ ]  Yes       [X]  No

          If Yes, state the date on which the shareholder vote took place:

          If No, explain:     No Merger or Liquidation has in fact occurred.
                              Since October 31, 2001, the fund has had no assets and no shareholders. In addition, the fund's contract with Northwest Airlines that enabled fund shareholders to receive WorldPerks(R)
                              InvestorMilesSM terminated on November 1, 2001 so that the rationale for shareholders to invest in the fund has ceased to exist. As a result, on February 12, 2002, the fund's Board of Directors approved the dissolution of the fund and the deregistration of the fund as an investment company.

II.  Distributions to Shareholders


16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [X]  Yes       [ ]  No

     (a)  If Yes, list the date(s) on which the fund made those distributions:
          Prior to November 1, 2001, all shareholders had redeemed their shares.

     (b)  Were the distributions made on the basis of net assets?

          [X]  Yes       [ ]  No

     (c)  Were the distributions made pro rata based on share ownership?

          [X]  Yes       [ ]  No


     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:


     (e)  Liquidations only:

          Were any distributions to shareholders made in kind?

          [ ]  Yes       [X]  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:
     Has the fund issued senior securities?

     [ ]  Yes       [ ]  No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X]  Yes       [ ]  No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ]  Yes       [X]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ]  Yes       [X]  No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ]  Yes       [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ]  Yes       [X]  No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)   Legal expenses:                                             $0

          (ii)  Accounting expenses:                                        $0

          (iii) Other expenses (list and identify separately):              $0

          (iv)  Total expenses (sum of lines (i)-(iii) above):              $0

     (b)  How were those expenses allocated?

          As indicated above, no Merger or Liquidation of the fund has in fact occurred. The expenses of the dissolution of the fund are being borne by the adviser or its sister companies. No expenses of the dissolution were allocated to the fund or its shareholders.

     (c)  Who paid those expenses?

          All expenses of the dissolution were borne by the adviser or its sister companies.

     (d)  How did the fund pay for unamortized expenses (if any)?

          To the extent of any unamortized expenses, the adviser or its sister companies reimbursed the fund for such amounts.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ]  Yes       [X]  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ]  Yes       [X]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]  Yes       [X]  No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a)  State the name of the fund surviving the Merger:

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811-

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form N-14 type used and date the agreement was filed:

     (d) If the merger or reorganization agreement had not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Credit Suisse WorldPerks Tax Free Money Market Fund, Inc., (ii) he is the Secretary of Credit Suisse WorldPerks Tax Free Money Market Fund, Inc., and
(iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                        (Signature)

                                        /s/ Hal Liebes
                                        ------------------------------
                                        Hal Liebes